_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 13 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 60     Advertisement appearing in newspapers
                    commencing July 25, 1996.

     Exhibit 61     Letter to KCPL shareholders distributed
                    commencing July 25, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate
Services

Dated:  July 25, 1996

                          EXHIBIT INDEX


Exhibit No.                       Description                        Page
__________     ___________________________________________________   ____

Exhibit 60     Advertisement appearing in newspapers commencing
               July 25, 1996.

Exhibit 61     Letter to KCPL shareholders distributed commencing
               July 25, 1996.

[Advertisement appearing in newspapers commencing July 25, 1996]

                                                       Exhibit 60


To [KCPL logo] Shareholders:

                 KCPL'S RECORD OF CREATING VALUE
                    IS SUPERIOR TO WESTERN'S

In choosing between the KCPL/UtiliCorp merger and Western
Resources' proposal to exchange its shares for your KCPL shares, WE ASK THAT YOU EXAMINE THE RECORD and decide who can be trusted to provide the greatest value for you.

                        KCPL VS. WESTERN
                 TOTAL RETURNS FOR SHAREHOLDERS

[chart]

     LONG-TERM VALUE               SHORT-TERM VALUE

     8-Year Total                  2-Year Total
     Returns (1)(2)                Returns (1)(3)

     KCPL - 230%                   KCPL - 30%
     Western Resources - 148%      Western Resources - 9%

A combined KCPL/UtiliCorp can continue the record of creating superior shareholder value.

We are convinced the UtiliCorp merger will increase earnings per share, reduce investment risk and position the new company for growth in revenue, income and share value -- increasing your annual dividend by more than 18%.

_________________________________________________________________

WE STRONGLY URGE YOU TO VOTE "FOR" THE KCPL/UTILICORP MERGER TODAY ON THE WHITE PROXY CARD. A FAILURE TO APPROVE THE KCPL/UTILICORP MERGER WOULD DEPRIVE YOU OF ITS MANY BENEFITS, WITH NO ASSURANCE THAT WESTERN'S OFFER -- WHICH HAS BEEN UNANIMOUSLY REJECTED BY YOUR BOARD -- WOULD EVER BE COMPLETED.

_________________________________________________________________

If you have any questions or need assistance in completing the WHITE proxy card, please call KCPL Investor Relations, toll free, at 1-800-245-5275 or our proxy solicitor, D. F. King & Co., Inc., toll free, at 1-800-714-3312.

                KANSAS CITY POWER & LIGHT COMPANY

July 25, 1996

____________

(1) Total return is measured by stock price appreciation, assuming reinvestment of dividends.

(2) From May 1, 1988 (the date Drue Jennings became chief executive officer of KCPL) to January 19, 1996 (the date the KCPL/UtiliCorp merger agreement was signed).

(3) The two-year period ended December 31, 1995.

[Letter to KCPL shareholders distributed commencing July 25, 1996]


                                                       Exhibit 61

July 25, 1996



Dear Shareholder:

With KCPL's August 7 Special Meeting of Shareholders now less than two weeks away, we are writing to urge you to send in your WHITE proxy card and vote FOR the KCPL/UtiliCorp merger if you have not already done so. It is very important that your vote be counted at the Meeting.

In these final days, we would have expected Western Resources to try to address the issues that we have found to be of greatest concern to our shareholders -- the impact of Western's rate case before the Kansas Corporation Commission and its potential effect on Western's revenues and earnings, the long-term value of Western's stock and Western's ability to pay dividends at its promised rate.

Instead, Western has chosen to pursue a campaign of emotionally-charged and personal attacks against me, our Board and management. In recent letters to KCPL shareholders and in full-page paid advertisements, Western has inaccurately and unfairly predicted levels of compensation for me and other members of management following our KCPL/UtiliCorp merger, and has charged falsely that this has improperly influenced our evaluations of the Western offer.

Both  charges  are untrue and misleading, and Western  knows  it.
First, as to the assertion that I will be leaving the Company following the KCPL/UtiliCorp merger, let me assure you, I intend to be at a combined KCPL/UtiliCorp for years to come.

In addition, you should know that in a letter dated April 14, 1996, John Hayes, Western's Chairman, assured me that I would have the same position and compensation arrangements with Western as I would have following the UtiliCorp merger. This was something that John Hayes wanted me to know; but apparently it is not something he has chosen to include in his communications to you. KCPL's opposition to Western's offer has absolutely nothing to do with management compensation. It is based on our unshakable belief that the UtiliCorp merger will provide superior value to KCPL shareholders.

Your Board is convinced the KCPL/UtiliCorp merger will increase earnings per share, reduce investment risk and position your company to be a formidable competitor in both its service territory and the worldwide energy market.

Looking back on my eight years as KCPL's Chief Executive Officer, I think KCPL's Board and management can be proud of their accomplishments. From May 1, 1988 until the KCPL/UtiliCorp merger agreement was signed on January 19, 1996, KCPL's total return to shareholders* was 230%. With your support, we believe that a combined KCPL/UtiliCorp can continue this record of creating superior shareholder value. By contrast, Western's total return to shareholders* during this same period was only 148%.

Again, I strongly urge you to vote FOR the KCPL/UtiliCorp merger on the enclosed WHITE proxy card. If you have any questions or need assistance in voting your shares, please call KCPL Investor Relations at 800-245-5275 or our proxy solicitor, D.F. King & Co., Inc., at 800-714-3312.

Thank you for your continued consideration and support.

Sincerely,

/s/Drue Jennings




_____________________________
*Total return is measured by stock price appreciation, assuming reinvestment of dividends.